BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, NV  89701-4201
(775) 684-5708
Website:  www.nvsos.gov

Certificate of Withdrawal of Designation (Pursuant to NRS 78.1955(6))

Certificate of Withdrawal of Designation for
Nevada Profit Corporations
(Pursuant to NRS78.1955(6))

1.             Name of corporation:

               TetriDyn Solutions, Inc.

2.             Following is the resolution by the board of directors authorizing the withdrawal of Certificate of Designation establishing the classes or series of stock:

                RESOLVED, that the Corporation’s Series A Preferred Stock is cancelled, and the Certificate of Withdrawal in the form previously approved by the board of directors should be filed forthwith with the Nevada Secretary of State.

3.             No shares of the class or series of stock being withdrawn are outstanding.

4.             Signature:  (required)

/s/ Antoinette Knapp Hempstead
Signature of Officer